

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Kush Desai
Deputy General Counsel
The Beachbody Company, Inc.
400 Continental Blvd., Suite 400
El Segundo, California 90245

      Re: The Beachbody Company, Inc.
          Registration Statement on Form S-3
          Filed October 2, 2023
          File No. 333-274828

Dear Kush Desai:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at 202-551-6022 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Steven Stokdyk